EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
($ in thousands)

	Nine Month
	Period Ended
	September 30,	Fiscal years ended December 31,
	2006	2005	2004	2003	2002	2001
Income (loss) from continuing operations, before taxes and minority interest	$251,746	$27,886	$57,152	$(26,796)	$69,608	$47,219
Fixed charges:
Total interest including amortization of debt discount and issue costs and amounts capitalized	$209,871	$177,919	$146,026	$152,032	$153,280	$170,848
Rentals	5,617	4,715	5,383	3,660	3,174	3,499
Total fixed charges	$215,488	$182,634	$151,409	$155,692	$156,454	$174,347
Earnings before income or loss from equity earnings plus fixed charges less capitalized interest	$466,720	$210,567	$208,656	$129,084	$225,981	$221,188
Ratio of earnings to fixed charges (a)(b)	2.2x	1.2x	1.4x	—	1.4x	1.3x

(a)           Interest expense was not adjusted for the 2003 divestitures of AIMCOR and JW Aluminum.

(b)          Due to losses during the fiscal year ended December 31, 2003, the ratio coverage for that period was less than 1:1. The coverage deficiency was $26.6 million.